PUBLIC

SECUR

SEC Mail Processin

MAR 0 1 2019

Washington, DC

19006415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zelman Partners, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Richmond Road, Suite 340
                        (No. and Street)

Beachwood   OH   44122
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen H. Wank   (212) 993-5844
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                    (Name – *if individual, state last, first, middle name*)

1514 Old York Road   Abington   PA   19001
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Stephen H. Wank_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Zelman Partners LLC_____, as
of December 31_____, 20 18_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

SEC Mail

MAR U 1 2019

Washington, DC

_____
Signature

Principal Financial Officer
_____
Title

_____
Notary Public

KIMBERLY GRAY
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
01-12-2024
Recorded in
Geauga County

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8ᵗʰ FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Zelman Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zelman Partners, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2013
Abington, Pennsylvania
February 26, 2019

3

ZELMAN PARTNERS, LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash	$ 1,739,195
Commissions receivable	2,877
Accounts receivable	5,888
Prepaid expenses	26,285
Furniture and equipment – at cost - $212,695	
less accumulated depreciation and amortization of $212,695	0
Total assets	$ 1,774,245

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 2,000
Due to parent	761,830
Total liabilities	763,830
Commitments, contingencies and guarantees	
Member's equity	1,010,415
Total liabilities and member's equity	$ 1,774,245

The accompanying notes are an integral part of this financial statement

ZELMAN PARTNERS, LLC

Notes to Financial Statement

December 31, 2018

---

1. **Organization**

    Zelman Partners, LLC ("the Company") is a wholly owned subsidiary of Zelman Holdings, LLC, (the Parent) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and twenty-nine states, including the state of Ohio, and two territories. The Company is a member of one self-regulatory organization, the Financial Industry Regulatory Authority ("FINRA").

    The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. **Summary of Significant Accounting Policies**

    The following are the significant accounting policies followed by the Company:

    Nature of Business – The Company and Zelman & Associates (Associates), an affiliated company through common ownership, are in the business of providing independent equity research. The Company is engaged in a single line of business as securities broker dealer, which comprises several classes of services, including agency transactions, investment banking, and investment advisory.

    Cash – The Company includes as cash amounts invested in money market funds.

    At times during the year, the Company's cash accounts which are held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

    Receivables and Credit Policies - Commissions receivable are uncollateralized broker obligations due under normal trade terms requiring payment within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable greater than 30 days old.

    Accounts receivable are uncollateralized customer obligations due from investment banking services and are due upon the terms of the contract.

    The carrying amount of commissions and accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at December 31, 2018, all commissions were considered collectible and no allowance was necessary.

    Prepaid Expenses – At December 31, 2018, the Company has $26,285 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees, which is included in prepaid expenses.

ZELMAN PARTNERS, LLC

Notes to Financial Statement (Continued)

December 31, 2018

---

2. Summary of Significant Accounting Policies (Continued)

Depreciation – Depreciation and amortization of property and equipment are provided by the use of the double declining balance method over the following estimated useful lives of the assets:

Office equipment	5 – 7 years

Income Taxes – The Company is a single member limited liability company and therefore, is a disregarded entity for the internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. Any state and local income taxes are accrued by the Parent and allocated to the Company according to the terms of the expense sharing agreement.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2018, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2015.

Commissions – Commissions, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 26, 2019, the date the financial statements were available to be issued and has determined that no additional subsequent events require disclosure in these financial statements.

ZELMAN PARTNERS, LLC

Notes to Financial Statement (Continued)

December 31, 2018

---

3. **Related Parties**

    The Company has an expense sharing agreement (the Agreement) where the Parent is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by the Company and Associates for the actual share of the expenses.

    At December 31, 2018, the due to Parent liability of $761,830 related to expenses under the Agreement.

4. **Net Capital Provision of Rule 15c3-1**

    Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

    The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i), and 15c3-1(a)(2)(iii) as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $941,958, which was $841,958 in excess of its required net capital of $100,000.

    In addition to the minimum capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2018, the ratio was 0.81 to 1.

5. **Exemption from Rule 15c3-3**

    The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

ZELMAN PARTNERS, LLC
Statement of Financial Condition
December 31, 2018

Zelman Partners, LLC
TABLE OF CONTENTS
December 31, 2018